FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

  COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, in response to the information requirement submitted by the Comisión Nacional del Mercado de Valores, CNMV.

1.
As announced in its communication of 4 June 2012 (registration CNMV 166020) Prisa is holding negotiations with various creditor banks and institutional investors for the subscription of mandatory convertible bonds, with a 2 year maturity, in class A PRISA shares, intended to be subscribed by institutional investors in the amount of 100 million euros in cash, and by creditor financial entities of the company amounting 334 million euros through the partial capitalization of their credits; the price of conversion of bonds into shares would be 1.03 euros; the agreement would include the approval of the corresponding capital increase of the underlying shares. According to the status of the ongoing negotiations, as reported in the relevant information of June 4, 2012, a significant shareholder of the company (Promotora de Publicaciones, S.L.) requested an addendum to the agenda of the General Shareholders Meeting.

2.
As announced in the mentioned relevant information, the operations object of the addendum are conditioned to: the receipt of final subscription commitments for the total issuance of bonds; the achievement of authorization from Prisa creditor banks of the modifications in their loan contracts; and to the approval of each agreement mentioned in the addendum, being that so far the company has not reached any final commitment for subscription of referenced bonds by institutional investors or financial entities with which these negotiations are being held.

Madrid, June 8th, 2012

The bonds have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and state securities laws.

This communication is neither an offer of securities for sale or subscription nor a solicitation of an offer to buy securities in the United States or any other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

June 8, 2012	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors